As filed with the Securities and Exchange Commission on March 18, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

The Central Europe and Russia Fund, Inc.
(Name of Subject Company (Issuer))

The Central Europe and Russia Fund, Inc.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

153436100
(CUSIP Number of Class of Securities)

John Millette
Secretary
The Central Europe and Russia Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$25,001,987.51(a)	$3,410.27(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 654,331 shares in the offer, based upon a price of $38.21 (98% of the net asset value per share of $38.99 on February 6, 2013).

(b)	Calculated as $136.40 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,410.27	Filing Party: The Central Europe and Russia Fund, Inc.
Form of Registration No.: SC TO-I	Date Filed: February 11, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2013 and amended on March 13, 2013 (the “Schedule TO”) by The Central Europe and Russia Fund, Inc., a non-diversified, closed-end management investment company incorporated under the laws of the State of Maryland (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to repurchase for cash up to 654,331 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated February 11, 2013 (the “Offer to Repurchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Repurchase and any amendments or supplements to either or both, collectively constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share (“NAV,” that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of March 13, 2013. The Fund normally calculates its NAV at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading.

This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The Information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment in answer to Items 1 through 9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On March 18, 2013, the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m. Eastern time on March 12, 2013.  A copy of the press release is filed as Exhibit (a)(5)(ii) to this Amendment and is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CENTRAL EUROPE AND RUSSIA FUND, INC.
By:	/s/ JOHN MILLETTE
	Name:	John Millette
	Title:	Secretary

Dated: March 18, 2013

Exhibit List

(a)(1)(i)	Offer to Repurchase, dated February 11, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Text of Letter to Stockholders of the Fund dated February 11, 2013.*

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Press Release issued by the Fund dated February 11, 2013.*

(a)(5)(i)	Press Release issed by the Fund dated March 13, 2013.**
(a)(5)(ii)	Press Release issed by the Fund dated March 18, 2013.***
(b)-(h)	Not applicable.

*	Previously filed as an exhibit to the Fund’s Tender Offer Statement on Schedule TO filed with the SEC on February 11, 2013.
**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the SEC on March 13, 2013.
***	Filed with this Amendment to Schedule TO.

Exhibit (a)(5)(ii)

Press Release

 FOR IMMEDIATE RELEASE
 For additional information

 Deutsche Bank Press Office (212) 250-5536
 Shareholder Account Information (800) 437-6269
 DWS Closed-End Funds (800) 349-4281 or
 00-800-2287-2750 from outside the US

The Central Europe and Russia Fund, Inc. Announces Final Results of Tender Offer

NEW YORK, NY March 18, 2013 – The Central Europe and Russia Fund, Inc. (NYSE: CEE) (the “Fund” or “CEE”) announced today that, in accordance with its tender offer for up to 5% of its issued and outstanding shares of common stock, which offer expired at 5:00 p.m. Eastern time on March 12, 2013, the Fund has accepted 654,331 properly tendered shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) as determined on March 13, 2013. The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading. 9,528,823.493 shares of the Fund’s common stock, or 72.81% of its common stock outstanding, were tendered through the stated expiration date. The tender offer for the Fund was oversubscribed, meaning that pursuant to the terms of the tender offer, not all shares that were tendered were accepted for payment by the Fund. Under the final pro-ration calculations, 6.87% of the Fund’s shares that were tendered have been accepted for payment by the Fund. The shares accepted for payment will receive cash at a repurchase offer price of $36.82, which is equal to 98% of the Fund’s NAV as determined on March 13, 2013. Those shares that were tendered but not accepted for payment will continue to be held by their record owners.

For more information on the Fund, including the most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281.

The Central Europe and Russia Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity and equity-linked securities of issuers domiciled in Central Europe and Russia.  Because the Fund is non-diversified, it can take larger positions in fewer issues, increasing its potential risk.  Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks.  Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The shares of most closed-end funds, including the Fund, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the secondary market.  Shares of closed-end funds frequently trade at a discount to NAV.  The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund.  Therefore, a fund cannot predict whether its shares will trade at, below or above NAV. There can be no assurance that the Fund’s Discount Management Program will be effective in reducing the Fund’s market discounts.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.  Foreign security markets generally exhibit greater price volatility and are less liquid than the US market.  Additionally, the Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the Fund’s shares to greater price volatility.  Some funds have more risk than others.  These include funds, such as CEE, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions.  Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed.  All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.  Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset & Wealth Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  R-31003-1 (3/13)